SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

VERISK ANALYTICS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92345Y106
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92345Y106	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92345Y106	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 92345Y106	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 92345Y106	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 92345Y106	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 92345Y106	13G/A	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Verisk Analytics, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the shares of Common Stock (defined in Item 2(d) below) directly owned by it;

(ii)	Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the shares of Common Stock directly owned by it;

(iii)	Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the shares of Common Stock directly owned by EP Fund;

(iv)
Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund and EP Fund, with respect to the shares of Common Stock directly owned by EP Master Fund and EP Fund, respectively; and

(v)	Eric M. Mindich ("Mr. Mindich"), with respect to the shares of Common Stock directly owned by each of EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 92345Y106	13G/A	Page 8 of 12 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 399 Park Avenue, 10th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP:

EP Fund is a limited partnership organized under the laws of the State of Delaware.  EP Master Fund is a company organized under the laws of the Cayman Islands.  EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware.  Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

92345Y106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 92345Y106	13G/A	Page 9 of 12 Pages

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 163,540,097 shares of Common Stock issued and outstanding, as of October 28, 2011, as reported in the Company's quarterly report on Form 10-Q filed by the Company on November 1, 2011 with the Securities and Exchange Commission by the Company.

A.	Eton Park Fund, L.P.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

B.	Eton Park Master Fund, Ltd.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

C.	Eton Park Associates, L.P.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

D.	Eton Park Capital Management, L.P.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

E.	Eric M. Mindich
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.00%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 0

CUSIP No. 92345Y106	13G/A	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This statement is being filed to report the fact that as of December 31, 2011 the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92345Y106	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P. and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. 92345Y106	13G/A	Page 12 of 12 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.

/s/ Eric M. Mindich
Eric M. Mindich